Exhibit 99.1

Update On Strategic Review and Capital Return Program

PROVIDENCE, R.I., May 5, 2022 – Bally’s Corporation (NYSE: BALY) today announced that a special committee of its board of directors has terminated consideration of Standard General’s proposal to acquire all of the outstanding shares of Bally’s that it did not already own.

Bally’s simultaneously announced that its board of directors determined that Bally’s should pursue initiating a cash tender offer for its shares. It is anticipated that the tender offer will involve $300 million to $500 million, and will be structured in a Dutch auction format. The commencement of the offer is subject to, among other things, obtaining necessary financing and final approval by Bally’s board.

Lee Fenton, Bally’s Chief Executive Officer, said, “The Company has very substantial opportunities before it, including the integration of the Gamesys acquisition, the build-out of Bally’s North American interactive business and the continued strategic expansion of our land-based footprint in the U.S. With these opportunities in front of us, we have great confidence in the future as we move forward.”

Soo Kim, Standard General’s managing partner, said, “While we are of course disappointed with the outcome of the discussions of our proposal, as we said from the outset, we intend to remain a supportive, long-term investor in the Company.”

Advisors

Bally’s special committee was advised by Macquarie Capital (USA) Inc. as its financial advisor and Potter Anderson & Corroon LLP as its legal advisor. Standard General was represented by Fried, Frank, Harris, Shriver & Jacobson LLP.

About Bally’s Corporation

Bally’s Corporation is a global casino-entertainment company with a growing omni-channel presence of Online Sports Betting and iGaming offerings. It currently owns and manages 14 casinos across 10 states, a horse racetrack in Colorado and has access to OSB licenses in 18 states. It also owns Gamesys Group, a leading, global, online gaming operator, Bally’s Interactive, a first-in-class sports betting platform, Monkey Knife Fight, the fastest growing daily fantasy sports site in North America, SportCaller, a leading, global B2B free-to-play game provider, and Telescope Inc., a leading provider of real-time fan engagement solutions.

With approximately 10,000 employees, Bally’s Casino operations include more than 15,800 slot machines, 500 table games and 5,300 hotel rooms. Upon closing the previously announced Tropicana Las Vegas (NV) transaction, as well as completing the construction of a land-based casino near the Nittany Mall in State College, PA, Bally's will own and manage 16 casinos across 11 states. Its shares trade on the New York Stock Exchange under the ticker symbol "BALY".

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan" and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Bally's in this press release, its reports filed with the Securities and Exchange Commission (the "SEC") and other public statements made from time-to-time speak only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for Bally's to predict or identify all such events or how they may affect it. Bally's has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include Bally’s will obtain financing for its contemplated issuer tender offer, the amount and terms thereof, conditions in the capital markets and other factors included in Bally's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed by Bally's with the SEC. These statements constitute Bally's cautionary statements under the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common stock of Bally’s. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that Bally’s intends to distribute to its shareholders and file with the SEC. Shareholders and investors should carefully read the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. Shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Bally’s intends to file with the SEC at the SEC’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

Investor Contact

Robert Lavan
Chief Financial Officer
401-475-8564
InvestorRelations@ballys.com

Media Contact

Richard Goldman / Shea Maney
Kekst CNC
646-847-6102 / 917-842-1573
BallysMediaInquiries@kekstcnc.com